Exhibit 12.1
GULF POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2015
and the year to date March 31, 2016

	Year ended December 31,					Three Months Ended March 31,
	2011	2012	2013	2014	2015	2016
	--------------------------------------------Thousands of Dollars--------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$172,475	$211,346	$211,801	$237,241	$248,756	$51,629
Interest expense, net of amounts capitalized	58,150	60,250	56,025	53,234	49,358	12,544
Interest component of rental expense	15,655	14,892	12,888	20,989	29,631	7,033
AFUDC - Debt funds	3,951	2,500	3,421	5,373	5,608	—
Earnings as defined	$250,231	$288,988	$284,135	$316,837	$333,353	$71,206
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$56,677	$57,942	$55,386	$54,898	$57,036	$13,701
Interest on affiliated loans	130	172	222	185	374	160
Interest on interim obligations	197	100	185	—	68	—
Amortization of debt disc, premium and expense, net	2,686	2,602	2,582	2,597	2,566	600
Other interest charges	2,411	1,933	1,070	927	(5,078)	(1,916)
Interest component of rental expense	15,655	14,892	12,888	20,989	29,631	7,033
Fixed charges as defined	$77,756	$77,641	$72,333	$79,596	$84,597	$19,578
RATIO OF EARNINGS TO FIXED CHARGES	3.22	3.72	3.93	3.98	3.94	3.64